GREGORY B. LIPSKER, PLLC

Attorney At Law

1014 Washington Mutual Building

601 W. Main Ave.

Spokane, WA 99201

(509) 232-2219

June 30, 2008

Attention:  Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Superior Silver Mines, Inc

Registration Statement on Form 10

Filed January 23, 2008

File No. 000-53035

Dear Ms. Nicholson:

We have reviewed the June 2, 2008 Staff Comments concerning the Form 10 filing by Superior Silver Mines, Inc and we offer the following responses.

General

1.  Four additional risk factors have been added on page 6 disclosing additional risks associated with the company’s status as a shell or a blank check company. It might be noted that in the first paragraph under Description of Business – History on page 2 the Company’s shell company status is disclosed. Additional changes have been made to the MD&A section in the first 3 paragraphs on page 7 to disclose information about the Company’s proposed business plan.

Item 5 Directors, Executive Officers, Promoters and Control Persons.

2.  The disclosure in the matrix has been corrected so that Mr. Lavigne is correctly classified as an independent director.

Dates were changed in several shareholder and director shareholding tables updating from March 18, 2008 to June 30, 2008 but there was no change to the tables themselves. The Market Price of Equity Securities was updated to include market prices for the first two quarters of 2008.

The company acknowledges that:

•    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

A letter from the Company acknowledging the foregoing is included with this correspondence.

A red-lined copy of this amended filing indicating all changes is to be filed on EDGAR and hard copies of the red-lined and clean versions of this amendment will sent to your attention.

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 232-2219.

Very truly yours,

Gregory B. Lipsker, PLLC

/s/ Gregory B. Lipsker

By:___________________________

Gregory B. Lipsker